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SECURITIES AND EX
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-67449

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
DELANEY EQUITY GROUP, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5090 PGA BLVD, SUITE 316
(No. and Street)

PALM BEACH GARDENS	**FLORIDA**	**33418**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DELANEY **561-202-6016**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33486**
(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DAVID DELANEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DELANEY EQUITY GROUP, LLC, as of December 31, 31 07 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Public Notary

IAN D. BOTTOM
Notary Public - State of Florida
My Commission Expires Nov 14, 2010
Commission # DD 614694
Bonded Through National Notary Assn.

FL DLL produced

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DELANEY EQUITY GROUP, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2007
AND
REPORT OF INDEPENDENT AUDITOR

DELANEY EQUITY GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton, FL 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

REPORT OF INDEPENDENT AUDITOR

Members:
Delaney Equity Group, LLC

We have audited the accompanying statement of financial condition of Delaney Equity Group, LLC (the Company) as of December 31, 2007, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delaney Equity Group, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, P.A.

P. Jason Ling, CPA, P.A.
Boca Raton, Florida
February 21, 2008

DELANEY EQUITY GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2007

ASSETS		
Current assets		
Cash	$	85,360
Due from clearing broker		381,376
Securities owned, at market value		276,117
Prepaid expenses		8,503
Deposits		4,534
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation of $940		4,439
Total Assets		760,327
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to clearing broker		274,596
Securities sold, not yet purchased, at market value		40,306
Commissions payable		8,270
Accounts payable and accrued expenses		19,683
		342,854
Commitments, contingencies and guarantees		
Subordinated borrowings		332,527
Member's Equity		
Contributed capiral		36,000
Accumulated earings		48,946
Total Member's Equity		84,946
Total Liabilities & Member's Equity	$	760,327

DELANEY EQUITY GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES		
Agency commissions	$	133,635
Principal transactions		117,482
Other income		35,290
Interest		2,807
Total Revenues		289,214
EXPENSES		
Employee compensation and benefits		65,832
Floor brokerage, exchange, and clearance fees		41,877
Interest expense		36,910
Office & occupancy		29,131
Quotations and research		17,102
Professional fees		12,813
Dues and subscriptions		6,164
Licenses & registrations		5,744
Communication and data processing		5,727
Depreciation		689
Total Expenses		221,988
NET INCOME	$	67,226

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Contributed Capital	Accumulated Earnings/(Deficit)	Total
BALANCES, January 1, 2007	$ 36,000	$ (18,280)	$ 17,720
Net income / (loss) for the year ended December 31, 2007		67,226	67,226
BALANCES, December 31, 2007	$ 36,000	$ 48,946	$ 84,946

DELANEY EQUITY GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows From Operating Activities	
Net income	$ 67,226
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	689
Change in Assets and Liabilities:	
Due from clearing broker	(381,376)
Marketable securities	(276,117)
Prepaid expenses	(6,121)
Deposits	(4,534)
Due to clearing broker	274,596
Accounts payable & accrued expenses	19,683
Commissions payable	8,270
Securities sold, not yet purchased	40,306
Net Cash Used In Operating Activities	(257,379)
Cash Flows From Investing Activities	
Purchase of furniture, equipment, and leasehold improvements	(3,494)
Cash Flows From Financing Activities	
Payments of long-term notes payable	(325,000)
Proceeds from issuance of subordinated notes	325,000
Interest accrual on subordinated loans notes payable	7,527
Net Cash Provided by Financing Activities	7,527
Net decrease in cash	(253,346)
Cash & Cash Equivalents - Beginning of year	338,706
Cash & Cash Equivalents - End of year	$ 85,360
Supplemental Cash Flows Disclosures	
Cash paid for interest	$ 24,410
Cash paid for taxes	$ -

1. ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Delaney Equity Group, LLC. (the "Company") was incorporated as a limited liability company pursuant to the laws of the state of Florida on March 14, 2006. The Company was approved to conduct business as a broker-dealer on May 25, 2007 and is registered with the Securities and Exchange Commission and the Financial Industry Regulation Authority.

The Company's primary sources of revenue are agency transactions, principal trading and market making in over-the counter equities. In connection with its activities as a broker-dealer, the Company clears its securities transactions on a fully disclosed basis through Penson Financial Services Inc. (Penson). Penson provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions are reported on a settlement date basis to the customer with the related commission income and expenses recorded on a trade date basis.

Marketable Securities

Marketable securities are valued at market value. Securities not readily marketable (if any) are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Comprehensive Income
A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income to the period presented herein.

3. DUE TO/FROM CLEARING BROKER

The Company has a clearing agreement with one principal clearing broker, Penson. The clearing and depository operations for the Company's securities transactions are provided by Penson pursuant to a clearing agreement. At December 31, 2007 due from clearing broker represents cash maintained at the clearing broker and amounts due from the clearing broker for commissions earned as an introducing broker for the transactions of its customers ($31,012) and net principal trading gains ($56,818). The amount due from broker is partially restricted in an amount equal to the market value of marketable securities sold, not yet purchased ($40,306), and $250,000, the minimum deposit required by the Company's clearing broker.

Due to clearing broker represents amounts owed to the clearing broker including the cost basis of securities inventory purchased and held at the clearing broker ($274,572). The Company earns interest income and/or incurs interest expense on balances due from/to the clearing broker.

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company's has a clearing agreement with Penson Financial Services, Inc. The initial term of the agreement is two years and expires in June 2009. Subsequent to the initial term, either party may cancel the agreement by giving 45 days prior written notice. The clearing agreement requires the Company to maintain a $250,000 clearing deposit and provides for minimum monthly clearing charges of $5,000 . The company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from customer and proprietary accounts introduced by the Company.

The Company currently leases various licenses and other intangible products to provide access to trading platforms and other communications and data processing portals and market quotes. These lease agreements are primarily for a two year term and automatically renew for additional two year terms. Total lease expense for communications and data processing portals totaled $17,102 for the year ended December 31, 2007.

The Company is obligated under a non-cancelable operating lease for approximately 1,138 square feet of office space in Palm Beach Gardens, Florida that expires on June 5, 2010. The future minimum annual rental payments for the non-cancelable lease are approximately:

2008	39,253
2009	40,391
2010	17,027
	96,671

Certain leases contain renewal options and escalation clauses. Rent expense for 2007 aggregated to $21,085 and is included in the Office & occupancy line item on the Statement of Operations.

5. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

From time to time the Company carries marketable trading and investment securities at quoted market values on their books. The resulting difference between cost and market value is included in the statement of operations. At December 31, 2007 the securities owned and securities sold, not yet purchased consisted solely of corporate equities in the amounts of $276,117 and $40,306 respectively.

6. RELATED PARTY TRANSACTIONS

As discussed in Note 9, the Company has two approved subordinated loans from related parties. During 2007, interest expense accrued and paid to the related parties under these subordinated loans totaled $21,527. Prior to the approval of these two subordinated loans, the Company two loans payable to the same related parties for a total of $325,000 that were replaced with the approved subordinated loans on May 25, 2007. Interest paid on these loans totaled $14.973. During 2007, David Delaney, the sole owner of the Company was paid $35,000 in gross wages.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule, which requires the maintenance of a minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (8 to 1 during the first year). As of December 31, 2007, the Company had net capital of $344,621, which was $244,621 in excess of its minimum required net capital of $100,000 pursuant SEC Rule 15c3-1. The Company's ratio of aggregate indebtedness to net capital was 0.09 to1, based on aggregate indebtedness of $30,518 as of December 31, 2007.

8. INCOME TAXES

The Company is classified as a single-member LLC and, as such, is disregarded as an entity separate from its owners for income tax purposes, pursuant to Section 7701 of the Code. As such, all taxable income or loss flows through to the managing member. Accordingly, no income tax expense or liability is provided for in the accompanying financial statements.

9. SUBORDINATED LOANS

The Company owes two subordinated loans to two related parties. The first loan in the amount of $125,000 is due to David Delaney, the sole member of the Company. Under the terms of this loan, $12,500 of the interest payable on the loan is treated as additional subordinated debt. The second loan for $200,000 is due to an immediate family member of David Delaney and provides for monthly interest payments. Both loans are unsecured and have been approved by FINRA. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid

The borrowings under subordinated agreements as of December 31, 2007 are as follows:

Amount	Interest Rate	Effective Date	Maturity Date
$200,000	12.00 %	05/25/2007	05/31/2010
125,000	10.00 %	05/25/2007	05/31/2010
325,000			
7,527	Accrued interest payable classified as subordinated debt		
$332,527			

10. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments with Off-Balance Sheet Risk

The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

In the normal course of business, the Company's customer securities activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligation, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Concentration of Credit Risk

The Company is engaged in various trading, and brokerage activities in which counter-parties include broker-dealers, individuals, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

DELANEY EQUITY GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1 &
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17A-(D)(4)
FOR THE YEAR ENDED DECEMBER 31, 2007

Member's Equity:		$ 84,946
Subordinated borrowings allowable in computation of net capital		332,527
Total net capital and allowable subordinated borrowings		417,473
Deductions and/or Charges		
Non-allowable assets:		
Deposits	4,534	
Furniture, equipment, and leasehold improvements, at cost, less	4,439	
Prepaid expenses	8,503	17,476
Blockage:		
Trading and investment securities		4,087
Net Capital before haircuts on securities positions		395,910
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)		51,290
Net Capital		$ 344,621
Aggregate Indebtedness		
Items included in the Statement of Financial Condition		
Accounts payable and accrued expenses		19,683
Commissions payable		8,270
Due to clearing broker		2,566
Total Aggregate Indebtedness		$ 30,518
Computation of Basic Net Capital Requirement		
The greater of:		
Minimum net capital required		100,000
12.5% of total aggregate indebtedness		3,815
Net Capital Requirement		100,000
Net Capital		344,621
Excess Net Capital		$ 244,621
Ratio: aggregate Indebtedness to Net Capital		.09 to 1
Reconciliation with company's calculation as reported on December 31, 2007 FOCUS report		
Net Capital as reported in December 31, 2007 Form X-17A-5, Part IIA (unaudited) FOCUS report		348,793
Decrease in accrued interest payable considered as additional subordinated capital for computing net capital		(4,973)
Increase in securities haircuts		(62)
Decrease in accounts payable		863
Net Capital, Per Above		$ 344,621

The accompanying notes are an integral part of these financial statements

DELANEY EQUITY GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2007

The Company operates pursuant to the (K)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

DELANEY EQUITY GROUP, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$	-
Increases:		
Issuance of subordinated notes		325,000
Accrued interest payable considered as addidiotnal subordinated capital for computing net capital		7,527
Subordinated borrowings at December 31, 2007	$	332,527

The accompanying notes are an integral part ofthese financial statements

P Jason Ling,
CPA, P.A.

786 NW 6th Drive
Boca Raton FL, 33486
Phone: (561) 361-9595; Fax: (866) 811-5224

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Members
Delaney Equity Group, LLC:

In planning and performing our audit of the financial statements of Delaney Equity Group, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

P. Jason Ling, CPA, P.A.

P. Jason Ling, CPA, P.A.
Boca Raton, FL
February 21, 2008

END